UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-37643

PURPLE BIOTECH LTD.

(Translation of registrant’s name into English)

4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Purple Biotech Ltd. (the “Company” or the “Registrant”) is announcing the results of the Annual General Meeting of Shareholders of the Company held on December 29, 2021, at the Company’s offices (the “Meeting”). At the Meeting, the shareholders of the Company voted on the proposals described in the Company’s Proxy Statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on November 10, 2021 (the “Proxy Statement”).

Each of the proposals presented for approval at the Meeting were approved by the requisite vote of the Company’s shareholders in accordance with the Israeli Companies Law, 5759-1999 and the Company’s articles of association, as described in the Proxy Statement, other than Proposals 4 and 5, which were not supported by the Company’s shareholders.

Accordingly, at the Meeting, the shareholders approved the following proposals: (i) the election of Isaac Israel, Suzana Nahum-Zilberberg and Ori Hershkovitz as members of the third class of directors of the Board of Directors, each for a three-year term until the annual general meeting to be held in 2024, and until their respective successors are duly elected and qualified; (ii) the issuance by the Company of a letter of exemption and letter of indemnification to Robert Gagnon, as a member of the Board of Directors; (iii) the grant of equity-based awards to each of (a) Dr. Eric Rowinsky, the Chairman of the Board of Directors, (b) Robert Gagnon, a member of the Board of Directors, (c) Suzana Nahum-Zilberberg, a member of the Board of Directors, and (d) Ori Hershkovitz, who was elected as a member of the Board of Directors according to (i) above.

Incorporation by Reference

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019 (Registration file number 333-235327), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333- 238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 28, 2020 (Registration file number 333-238481) and each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 29, 2021	PURPLE BIOTECH LTD.

	By:	/s/ Isaac Israel
Isaac Israel
Chief Executive Officer